Apple Inc (AAPL)
Proposal Number 5:
Linking Sustainability Metrics with Executive Compensation

Dear Apple Inc shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal Number 5 on the 2020 proxy ballot of Apple Inc (“Apple” or “the Company”).

The resolved clause states:

Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into performance measures, performance goals or vesting conditions that may apply to senior executives under the Company’s compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

Summary:

•	Proposal Number 5 requests that the Board Compensation Committee consider integrating environmental, social and governance (ESG) performance metrics among other factors evaluated in awarding executive pay.

•	We strongly urge you to vote FOR Proposal Number 5 to help improve performance and senior executive accountability regarding sustainability and important social/environmental risks and opportunities facing our Company.

Rationale for voting “FOR” Proposal Number 5

Explicitly tying business leaders’ compensation to sustainability performance is an established tool for promoting executive focus and accountability regarding key corporate goals. Linking metrics concerning important social and environmental issues to executive compensation could reduce risks related to sustainability underperformance, incentivize employees to meet goals and achieve resultant benefits, and boost accountability. Evidence is mounting that outperformance on sustainability issues is correlated to financial outperformance and lower cost of capital.2

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy, and Zevin Asset Management, LLC (ZAM) will not accept proxies if sent. ZAM urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by ZAM.

2 A growing body of evidence showing clear correlations between ESG performance and financial performance.  Ernst & Young’s recent report on ESG reporting cited several studies that established significant and positive correlations between ESG or sustainability performance and financial performance, including a 2015 meta-study by Oxford University and Arabesque Asset Management that concluded that solid ESG practices were associated with better operational performance, and a study from Harvard and the London Business school that found that high-sustainability companies outperform peers in the long run on both stock price and accounting performance. (Ernst & Young, “Is your nonfinancial performance revealing the true value of your business to investors?” 2017, http://www.ey.com/gl/en/services/assurance/climate-change-and-sustainability-services/ey-nonfinancial-performance-may-influence-investors). See also Establishing Long-Term Value and Performance, Deutsche Bank Group Climate Change Advisors, June 2012, p. 38. Upon reviewing more than 100 academic studies of sustainable investing, two literature reviews and four meta-studies, the authors “arrive at our conclusion that firms with strong ESG performance may now be enjoying both financial outperformance (particularly market-based) and a lower risk as measured by the cost of equity and/or debt (both loans and bonds) capital in the short run. This theoretical anomaly – achieving higher return at lower risk – results from market inefficiencies and presents a major investment opportunity. Investors (and companies) that exploit this inefficiency will benefit from an early mover advantage that can last decades before risk-return equilibrium is established.” (Emphasis in original). https://institutional.dws.com/content/_media/Sustainable_Investing_2012.pdf

2 Oliver Street, Suite 806 • Boston, MA 02109 • 617-742-6666 • www.zevin.com • invest@zevin.com

Zevin Asset Management, LLC
Shareholder Proposal Number 5 at Apple (2020)

Apple has not explicitly linked sustainability goals with senior executive incentives. This is despite the fact that Apple has taken certain steps to address environmental, social, and governance (ESG) issues. Investors seek clarity on how Apple drives sustainability improvement and how that strategy is supported by executive accountability. Integrating ESG metrics into executive compensation assessments would enhance Apple’s approach.

The proposal includes the following Supporting Statement:

Effectively managing for sustainability offers positive opportunities for companies and should be a key metric by which senior executives are judged. Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incentivize employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Metrics relevant to our Company could include indicators related to pressing issues such as: environmental impacts and waste, supply chain human rights and risk management, worker health and safety, diversity and inclusion, and data privacy and security.

Apple faces serious corporate sustainability risks and challenges which merit an enhanced approach. In the Statement in Opposition to Proposal Number 5, Apple states that it is “a market leader in responsible business practices and reporting.”3 Apple points to its supply chain training and transparency efforts and its recent deployment of renewable electricity in its operations. However, these statements and other disclosures do not offer a satisfactory account of several ESG-related challenges that drive significant long-term risks for Apple. Such areas of risk are examined briefly below.

1. In the area of supply chain responsibility, for instance, the research firm Sustainalytics provides the following concerning analysis:

Massive product demand, especially upon the launch of new Apple products, poses challenges to suppliers and increases the potential risks of labour rights violations due to constrained time restrictions. Apple has not provided guidance on how it intends to address balancing aggressive production timelines with labour rights. Furthermore, the per-unit price that Apple pays its suppliers is alleged to be insufficient to guarantee acceptable working conditions for supply chain workers.

Apple’s publication of supplier progress reports[s] demonstrate positive movement toward improving working conditions at its suppliers, however, reports of labour violations at its suppliers’ sites continue to persist. While this is due to the higher scrutiny it receives as a dominant market player as well as the location of its suppliers, it nonetheless demonstrates that challenges with respect to labour rights. Thus, while the company displays positive management actions, it is unclear if the company will be able to completely mitigate allegations of supplier labour violations.

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3 2020 Apple Proxy Statement at page 62, https://www.sec.gov/Archives/edgar/data/320193/000119312520001450/d799303ddef14a.htm

Zevin Asset Management, LLC
Shareholder Proposal Number 5 at Apple (2020)

This concerning assessment is in line with past reports that workers in outsourced facilities producing Apple products have been harmed through exposure to toxic chemicals such as benzene and n-hexane. (Apple banned the substances in its final assembly process in 2014; however, such substances reportedly remain in use at suppliers of subcontracted components and many workers are reportedly suffering from past exposure.)4 As recently as September 2019, Bloomberg reported that Apple and its supplier Foxconn broke Chinese laws by deploying too many temporary workers in the run-up to the launch of the highly anticipated iPhone 11.5

Indeed, it is evident that Apple’s outsourced production strategy — which is far-flung, aggressive, and largely concentrated in markets like China where worker rights are not well enforced — creates a range of serious labor standards, human rights, and human capital risks.

Assessing these and other controversies involving Apple’s supply chain, working conditions, and human rights, researchers at the University of Technology Sydney concluded thusly in 2018:

Our research shows human rights, environmental and ethical problems persist inside Apple’s vast global supply chains.

Low pay, poor working conditions and environmental hazards in supplier factories in China and across Asia are sources of long-running controversies. Suicides of workers subject to the intensive work regime of these factories shocked Apple into action.

Apple does address these disturbing issues in its annual Supplier Responsibility Progress Report. Progress has been uneven and limited, but the company has created the appearance of corporate social responsibility. Any reputational damage does not seem to undermine financial results.

Still, for a company as successful as Apple, the failure to find a permanent solution to recurrent environmental and labour issues in its global value chain is not acceptable.6

2. Apple’s massive scale and apparent lapses in oversight have created a range of challenges regarding security, privacy and free expression for users. Last fall, responding to pressure from the Chinese government, Apple pulled from its App Store an iPhone program that helped Hong Kong democracy protesters to coordinate with each other and avoid police.7 There have also been renewed concerns about whether Apple compromised the security and privacy of Chinese users’ data when it subcontracted local iCloud service to a China-based firm with ties to the government there.8

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4 “China’s workers need help to fight factories’ toxic practices,” NewScientist, 2017. https://www.newscientist.com/article/2125546-chinas-workers-need-help-to-fight-factories-toxic-practices/

5 “Apple, Foxconn Broke a Chinese Labor Law to Build Latest iPhones,” Bloomberg, 2019. https://www.bloomberg.com/news/articles/2019-09-09/apple-foxconn-broke-a-chinese-labor-law-for-iphone-production

6 Clarke, Thomas (University of Technology Sydney) and Martijn Boersma (University of Technology Sydney), “Apple, the $1 trillion company searching for its soul,” The Conversation, 2018. https://theconversation.com/apple-the-1-trillion-company-searching-for-its-soul-101030

7 “Apple Removes App that Helps Hong Kong Protestors Track the Police,” The New York Times, 2019. https://www.nytimes.com/2019/10/09/technology/apple-hong-kong-app.html

8 “Apple’s iCloud partner in China will store user data on servers of state-run telecom,” The Verge, 2018. https://www.theverge.com/2018/7/18/17587304/apple-icloud-china-user-data-state-run-telecom-privacy-security

Zevin Asset Management, LLC
Shareholder Proposal Number 5 at Apple (2020)

Apple’s customers rely on the integrity of its products, services, and platforms. Wary of controversy and Apple’s long-term risk profile, investors are similarly interested in Apple avoiding situations that compromise customers’ personal information and expression. Sustainalytics further summarizes human rights concerns related to security, privacy and free expression at Apple:

One key area of concern is the company's privacy strategy certain markets such as China and Russia. For example, under Chinese law, Apple is required to host data of Chinese users' in local data centers. This has raised concerns around the Chinese government being able to access user data. Furthermore, it has been reported that Apple user data is now hosted by a division of China Telecom, a state-owned enterprise. This further contributes to concern related to how Apple can assure privacy accountability given the weak privacy protections in China.

The revelation of a bug in Apple's FaceTime application also raises concerns related to the efficacy of Apple's privacy protection. While the company has disabled the feature and announced a patch in a software update, the development highlights the increasingly complex challenge related to data privacy and security management.

3. Furthermore, Apple faces urgent risks regarding diversity and inclusion. In the wider technology sector, underrepresented people of color hold just 9% of technical roles.9 Women hold 36% of entry-level tech jobs and just 19% of C-Suite positions.10 The inclusion crisis in tech creates challenges for talent acquisition and retention, product development, and customer service. These human capital risks are playing out at Apple.

Our Company has taken steps to address diversity and inclusion; however, these steps have not been enough to make meaningful progress against challenges:

•	Despite recent initiatives, Apple remains predominantly white and male, especially in technical and leadership roles.

•	According to Apple’s 2018 diversity report, only 11 percent of the company’s “leadership” are underrepresented people of color. Only 29 percent of leadership is female.[11]

•	As of 2018, only 17 percent of people working in technical roles were underrepresented people of color, and only 23 percent were female.[12]

A successful approach to inclusion is essential, particularly in the technology sector, where companies like Apple rely on the ability to attract, promote, and retain the most talented individuals, wherever they are and whatever they look like. And Apple stands to realize significant opportunities if it can improve its approach to diversity via improved executive oversight and accountability:

•	McKinsey & Company research shows that companies in the top quartiles for gender and racial/ethnic diversity were more likely to have above average financial returns (“Diversity Matters,” McKinsey, 2015).

•	In a 2013 Catalyst report, diversity was positively associated with more customers, increased sales revenue, and greater relative profits.

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9 “Decoding Diversity: The Financial and Economic Returns to Diversity in Tech,” Intel & Dalberg, 2016, https://www.intel.com/content/www/us/en/diversity/decoding-diversity-report.html

10 “Women in the Workplace,” McKinsey & Company, 2016, https://www.mckinsey.com/business-functions/organization/our-insights/women-in-the-workplace-2016

11 Apple Diversity Report, 2018. https://www.apple.com/diversity/

12 Ibid.

Zevin Asset Management, LLC
Shareholder Proposal Number 5 at Apple (2020)

•	In the 2016 Intel/Dalberg cited above, it was estimated that the technology sector could generate $300–$370 billion in additional annual revenue if tech companies reflected the racial diversity of the talent pool.

The Proposal

Proponents believe that Apple should consider linking a portion of executive compensation to its own chosen sustainability metrics. This would demonstrate that senior executive management oversees sustainability strategy in a way that is accountable, transparent, and oriented around success. Linking executive compensation to key social and environmental metrics would also improve Apple’s chances of addressing the challenges discussed above.

The straightforward actions proposed in the shareholder resolution are especially warranted because Apple lacks certain high-level accountability and oversight mechanisms. For instance, despite the complex risks and high visibility indicated above, Apple does not have a committee of the Board dedicated to sustainability.

In spite of the above challenges, our Company, without proper justification, has dismissed Proposal Number 5. Investors should know that our Board’s position on Proposal Number 5 contradicts an impressive body of research and peer practice.

The practice of linking executive pay to ESG performance has been gaining momentum in recent years. According to Glass Lewis, 44 percent of companies from the S&P 100 and other leading global indices linked at least some executive compensation to at least one sustainability criterion, up from 29 percent in 2010.13 In a 2013 study of the TSX 60, 57 percent were found to include sustainability measures in their annual incentive plans.14

A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Alcoa, Unilever, PepsiCo, Walmart, and Danone. Apple’s own tech sector peers, such as Microsoft, Intel, and IBM, have set sustainability goals and begun tying parts of executive pay to such goals. At this point in time, Apple’s state of practice lags behind these key peers, and the company risks ceding an advantage in sustainability risk management.

According to the 2016 Glass Lewis report In-Depth: Linking Compensation to Sustainability, there is a “mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

A 2012 report prepared by the United Nations Program on Responsible Investment, whose members collectively own or manage $45 trillion in AUM, stated that “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.” It recommended the following:

•	Companies should adopt a clear process for identifying appropriate ESG metrics that relate to sustainable shareholder returns and company strategy.

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13 “ESG Almost An Afterthought,” Top1000funds.com, 2012. https://www.top1000funds.com/2012/03/esg-almost-an-afterthought/ and “An insider’s view: why more companies should tie bonuses to sustainability,” The Guardian, 2014. https://www.theguardian.com/sustainable-business/2014/aug/11/executive-compensation-bonuses-sustainability-goals-energy-water-carbon-dsm

14 “Sustainable Pay: How TSX 60 Companies Compensate Executives for Sustainability Performance,” Strandberg Consulting, 2013. https://corostrandberg.com/publication/sustainable-pay-executive-compensation/

Zevin Asset Management, LLC
Shareholder Proposal Number 5 at Apple (2020)

•	Companies should link appropriate ESG metrics to reward systems in such a way that they form a meaningful component of the overall remuneration framework.

•	Companies should endeavor to disclose the rationale, method, and challenges presented by the incorporation of ESG metrics into executive pay clearly and concisely.[15]

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth and enhance profitability and shareholder value. According to the largest study of CEOs on sustainability to date (“CEO Study on Sustainability 2013,” UN Global Compact and Accenture):

•	76 percent believe embedding sustainability into the core business will drive revenue growth and new opportunities.

•	86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.[16]

Proponents rebut the Board’s response to Proposal Number 5. The Board argues: “Apple’s executive compensation program is designed to motivate and reward exceptional performance in a straightforward and effective way, while also recognizing the remarkable size, scope, and success of Apple’s business. We do this through incentives focused on commonly recognized measures of overall company performance and profitability that drive long-term shareholder value creation.”17

However, proponents note that the compensation arrangements referenced by the Board are little more than variable cash incentives and restricted stock units, which, on their own, lack the specific directionality and accountability that the proponents seek. Such arrangements are no substitute for linking senior executive compensation with intentional goals, performance measures, and metrics tailored to key elements of the executive team’s strategy — a practice that has proven effective across the corporate sector.

The fact remains that — amid vexing risks and controversies on a range of social issues — our Company has not explicitly linked (nor sufficiently considered linking) its material sustainability metrics with the important lever of senior executive compensation. Apple has not acknowledged the clear investor value, market advantage, and simple good sense of this reform. In this sense, the Proponents believe that Apple is missing opportunities to drive sustainability performance, manage key social risks, and promote long-term investor value.

Therefore, shareholders are urged to vote FOR Proposal Number 5 following the instructions provided on the Company’s proxy mailing.

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For questions regarding Apple Proposal Number 5 regarding Linking Sustainability Metrics with Executive Compensation, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.

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15 “Integrating ESG Issues Into Executive Pay,” UN PRI, 2012. https://www.unpri.org/governance-issues/integrating-esg-issues-into-executive-pay-a-2012-report/606.article

16 “The UN Global Compact Accenture CEO Study 2013.” https://www.unglobalcompact.org/docs/news_events/8.1/UNGC_Accenture_CEO_Study_2013.pdf.

17 2020 Apple Proxy Statement at page 62.